Autovative Products, Inc.

502 N. Santa Fe Avenue, Ste. D

Vista, CA 92083

January 10, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 5th Street, N.W.

Washington, D.C. 20549

Attn: John Dana Brown and\or Susan Block

Re: Autovative Products, Inc.

Registration Statement on Form S-1

Filed June 29, 2011

File No. 333-175212

Dear Mr. John Dana Brown and\or Susan Block:

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Autovative Products, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 3:00pm, Eastern Time, on January 12, 2012, or as soon thereafter as possible.

The Company hereby acknowledges the following:

·	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Autovative Products, Inc.

Sincerely,

/s/ David Funderburk

Chief Executive Officer of Autovative Products, Inc.